UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER  SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55374

LF George Holdings, Inc.
(Exact name of registrant as specified in its charter)

LF George Holdings, Inc.

159 El Camino Real

Millbrae, California 94030

650-697-3800

(Address, include zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date: 43

Pursuant to the requirements of the Securities Exchange Act of 1934, LF George Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LF George Holdings, Inc.

Date: July 16, 2015	By:	/s/ Henry Lam
	Name:	Henry Lam
	Title:	Chief Executive Officer